NEWS RELEASE
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Minera Monterde, S. de R.L. de C.V. incident in Mexico

September 14, 2006

VANCOUVER, BRITISH COLUMBIA - Kimber Resources Inc. (AMEX:KBX, TSX:KBR)

An employee of Minera Monterde, S. de R.L. de C.V., a subsidiary of Kimber Resources Inc. was involved in an accident on the evening of Tuesday, September 12th, 2006.  A company employee, driving a pick-up truck, collided with a group of cyclists returning from training in the outskirts of Chihuahua.  One death and two injuries have been reported but details are yet to be confirmed.  The driver was taken into police custody and was tested for alcohol consumption.

Minera Monterde deeply regrets the accident which took place on the Cuautémoc- Chihuahua highway.  “We offer our most heart-felt regrets to the cyclists and their families for this incident,” said Robert Longe, President and CEO of Kimber Resources.  “Minera Monterde is fully committed to cooperating with the local authorities in the investigation of this very unfortunate event,” he added.

Media and Investor Contact:

Zdenka Buric

NATIONAL Public Relations

604-619-4344

Cautionary Statement

Statements in this release may be viewed as forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. There are no assurances the Company can fulfil such forward-looking statements and the Company undertakes no obligation to update such statements. Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control.